UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities

Exchange Act of 1934

HIGHER ONE HOLDINGS, INC.

(Name of Subject Company)

HIGHER ONE HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104

(CUSIP Number of Class of Securities)

Marc Sheinbaum

President and Chief Executive Officer

Higher One Holdings, Inc.

115 Munson Street

New Haven, CT 06511

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Ethan A. Klingsberg, Esq.	Thomas Kavanaugh
Neil Markel, Esq.	Vice President, General Counsel and Secretary
Cleary Gottlieb Steen & Hamilton LLP	Higher One Holdings, Inc.
One Liberty Plaza	115 Munson Street
New York, NY 10006	New Haven, CT, 06511
(212) 225-2000	(203) 776-7776

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents related to the proposed acquisition of Higher One Holdings, Inc., a Delaware corporation (“Higher One”), by Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), and Winchester Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated June 29, 2016 (the “Merger Agreement”), among Higher One, Merger Sub and Parent:

●	a press release issued by Higher One dated June 30, 2016, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference;

●

a form of message to Higher One’s employees from Marc Sheinbaum, Higher One’s President and Chief Executive Officer, first used or made available on June 30, 2016, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference; and

●	a form of message to Higher One’s customers, first used or made available on June 30, 2016, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by Higher One on June 30, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information

The tender offer for the issued and outstanding shares of Higher One has not yet commenced. This Schedule 14D-9 is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Merger Sub, a direct wholly-owned subsidiary of Parent, a direct wholly-owned subsidiary of the holding company that owns Blackboard Inc. (“Blackboard”), intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Higher One intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Parent, Merger Sub and Higher One intend to mail these documents without charge to Higher One stockholders. Investors and shareholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov when they become available. The offer to purchase, solicitation/recommendation statement, and related materials when they become available may also be obtained without charge by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 884-5101 (banks and brokers call (212) 269-5550).

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements concerning Parent, Merger Sub, Blackboard and its other affiliates, Higher One and the proposed transaction, which describe or are based on current expectations. Actual results may differ materially from these expectations. Any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. Such forward-looking statements include the ability of Parent, Merger Sub and Higher One to complete the transactions contemplated by the Merger Agreement, including the satisfaction of the conditions to the transaction set forth in the Merger Agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived; the effects of disruption from the transactions on the respective businesses of Blackboard and Higher One and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, customers and other business partners; and other risks and uncertainties pertaining to the business of Higher One detailed in its filings with the SEC from time to time. Forward-looking statements in this Schedule 14D-9 should be evaluated together with the many uncertainties that affect the respective businesses of Blackboard and Higher One, including, in the case of Higher One, those mentioned in the risk factors and other cautionary statements in Higher One’s Annual Report for fiscal year 2015 on Form 10-K, Quarterly Report for the quarter ended March 31, 2016 on Form 10-Q, and in other reports filed with the SEC. The reader is cautioned not to rely unduly on these forward-looking statements. Parent, Merger Sub, Blackboard and its other affiliates, and Higher One expressly disclaim any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release issued by Higher One dated June 30, 2016

99.2	Form of message to the Company’s employees from Marc Sheinbaum, the Company’s President and Chief Executive Officer, first used or made available on June 30, 2016

99.3	Form of message to the Company’s customers, first used or made available on June 30, 2016